UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	OMB APPROVAL OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response .............. 4.47 SEC USE ONLY DOCUMENT SEQUENCE NO. CUSIP NUMBER WORK LOCATION

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.

LINCOLN EDUCATIONAL SERVICES CORPORATION	571150621	000-51371

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.

					AREA CODE	NUMBER
200 EXECUTIVE DRIVE		WEST ORANGE	NJ	07052	973	736-9340

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE

STEVEN WEBER HART (1)	N/A (2)	DIRECTOR (3)	131 ROWAYTON AVENUE	ROWAYTON	CT	06853 (4)

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))

Common Stock	MERRILL LYNCH & COMPANY FIFTH AVENUE FINANCIAL CENTER 717 FIFTH AVENUE, 7TH FLOOR NEW YORK, NY 10022 and/or 4 CHERRY STREET NEW CANAAN, CT 06840	up to 250,000 (5)		$3,487,500 (11/17/06)	25,440,695	commencing 11/20/06	NASDAQ

INSTRUCTIONS:

1. 2.	(a) (b) (c) (d) (e) (a) (b) (c) (d)	Name of issuer Issuer’s I.R.S. Identification Number Issuer’s S.E.C. file number, if any Issuer’s address, including zip code Issuer’s telephone number, including area code Name of person for whose account the securities are to be sold Such person’s I.R.S. identification number, if such person is an entity Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing) Such person’s address, including zip code	3.	(a) (b) (c) (d) (e) (f) (g)	Title of the class of securities to be sold
Name and address of each broker through whom the securities are intended to be sold
Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
Approximate date on which the securities are to be sold
Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON	9/15/99	PURCHASE (6)	BACK TO SCHOOL ACQUISITION, LLC	645,800	9/15/99	CASH

COMMON	8/9/00	PURCHASE (7)	LINCOLN EDUCATIONAL SERVICES CORPORATION	356,400	8/9/00	CASH

COMMON	10/31/00	PURCHASE (8)	PASQUALE SANTANGELO AND JAMES SANTANGELO	1,371,100	10/31/00	CASH

COMMON	10/31/00	PURCHASE (9)	LINCOLN EDUCATIONAL SERVICES CORPORATION	757,300	10/31/00	CASH

COMMON	12/24/05	GIFT (10)	2003 STEVEN W. HART GRANTOR RETAINED ANNUITY TRUST (6/28/05)	2,341	N/A	N/A

COMMON	12/24/05	GIFT (11)	2003 STEVEN W. HART GRANTOR RETAINED ANNUITY TRUST (6/28/05)	2,341	N/A	N/A

COMMON	12/24/05	GIFT (12)	2003 STEVEN W. HART GRANTOR RETAINED ANNUITY TRUST (6/28/05)	2,341	N/A	N/A

COMMON	12/24/05	GIFT (13)	2003 STEVEN W. HART GRANTOR RETAINED ANNUITY TRUST (6/28/05)	2,341	N/A	N/A

COMMON	12/24/05	GIFT (14)	2003 STEVEN W. HART GRANTOR RETAINED ANNUITY TRUST (6/28/05)	46,238	N/A	N/A

INSTRUCTIONS:	1

If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

	2	If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A

REMARKS:

(1) This form provides information regarding proposed sales by the following shareholders, which Rule 144 requires to be reported jointly and/or in the aggregate: Steven W. Hart and Marilyn D. Hart as joint tenants; four separate trusts for the individual and sole benefit of Nicholas DeQuinzio Hart, Jordan Campbell Hart, Christopher Weber Hart, and Sarah Elizabeth Hart, respectively (collectively, the “Trusts”), as to each of which Mrs. Hart serves as trustee; and Five Mile River Capital Partners LLC ("FMRCP"), of which Hart Capital LLC is the managing member. Mr. Hart is the President and Sole Member of Hart Capital LLC and he disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Mr. Hart also disclaims beneficial ownership of all shares owned by the Trusts, and the filing of this report is not an admission that he is the beneficial owner of these securities.

(2) FMRCP’s IRS Identification number is 06-1556163.

(3) Mrs. Hart is an immediate family member of Mr. Hart. Mrs. Hart, the Trusts, and FMRCP's relationship to Lincoln Educational Services Corporation exists, under Rule 144(a), because of Mr. Hart's relationships to them as described in note (1) above and defined by Rule 144.

(4) This is the address for each individual and entity identified in note (1) above.

(5) Mr. and Mrs. Hart, as joint tenants, propose to sell up to 46,238 shares. Each of the Trusts proposes to sell up to 2,341 shares. FMRCP proposes to sell up to 194,398 shares.

(6) This purchase was made by FMRCP, of which Hart Capital LLC is the managing member. Mr. Hart is the President and Sole Member of Hart Capital LLC and he disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. The total number of shares listed for this transaction reflects the result of a 100:1 stock split of Lincoln’s common stock in April 2001.

(7) This purchase was made by FMRCP, of which Hart Capital LLC is the managing member. Mr. Hart is the President and Sole Member of Hart Capital LLC and he disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. The total number of shares listed for this transaction reflects the result of a 100:1 stock split of Lincoln’s common stock in April 2001.

(8) This purchase was made by FMRCP, of which Hart Capital LLC is the managing member. Mr. Hart is the President and Sole Member of Hart Capital LLC and he disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. The total number of shares listed for this transaction reflects the result of a 100:1 stock split of Lincoln’s common stock in April 2001.

(9) This purchase was made by FMRCP, of which Hart Capital LLC is the managing member. Mr. Hart is the President and Sole Member of Hart Capital LLC and he disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. The total number of shares listed for this transaction reflects the result of a 100:1 stock split of Lincoln’s common stock in April 2001.

(10) This gift was to the trust for the benefit of Sarah Elizabeth Hart, as to which Mrs. Hart serves as trustee. Mr. Hart disclaims beneficial ownership of all shares owned by this trust, and the filing of this report is not an admission that he is the beneficial owner of these securities.

(11) This gift was to the trust for the benefit of Christopher Weber Hart, as to which Mrs. Hart serves as trustee. Mr. Hart disclaims beneficial ownership of all shares owned by this trust, and the filing of this report is not an admission that he is the beneficial owner of these securities.

(12) This gift was to the trust for the benefit of Jordan Campbell Hart, as to which Mrs. Hart serves as trustee. Mr. Hart disclaims beneficial ownership of all shares owned by this trust, and the filing of this report is not an admission that he is the beneficial owner of these securities.

(13) This gift was to the trust for the benefit of Nicholas DeQuinzio Hart, as to which Mrs. Hart serves as trustee. Mr. Hart disclaims beneficial ownership of all shares owned by this trust, and the filing of this report is not an admission that he is the beneficial owner of these securities.

(14) This gift was to Mr. and Mrs. Hart as joint tenants.

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

11/20/06 DATE OF NOTICE	/s/ Steven W. Hart (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations
(See 18 U.S.C. 1001)